

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Sara E Zawoyski
Chief Financial Officer
nVent Electric plc
The Mille, 1000 Great West Road
8th Floor (East)
London, TW8 9DW, United Kingdom

> **Re: nVent Electric plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 20, 2024**
> **Form 8-K**
> **Filed May 3, 2024**
> **File No. 001-38265**

Dear Sara E Zawoyski:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 14. Segment Infomation, page 71

1. It appears "Other" is not a reportable segment and should be excluded from your consolidated reportable segment totals as disclosed in the "Financial information by reportable segment" tables on page 72. Accordingly, please revise your presentation of your reportable segments in the tables in accordance with ASC 280. For instance, in the Segment Income (Loss) table, please revise your presentation of your reportable segments' measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). In this regard, the required reconciliation should begin with the total of your reportable segments' measures of profit or loss (excluding Other) and be reconciled to your consolidated income before income taxes. Unallocated corporate expenses and other adjustments should be made after your total reportable segments' measure of profit or loss. See also ASC 280-10-55-49.

Form 8-K 2.02 filed May 3, 2022

Exhibit 99.1, page 2

2. We note your disclosure of Segment income on a consolidated basis. Please note a segment measure of profitability not considered your segment measure of profitability under ASC 280 is considered a non-GAAP financial measure and subject to the guidance in Reg G and Item 10(e) of Regulation S-K. In this regard, please reconcile the differences between the non-GAAP financial measure and the comparable GAAP measure, tell us how management uses this measure, and revise to disclose why management believes this measure is useful to investors.

3. We note your reconciliations of non-GAAP measures. Please consider clearly labeling each measure, such as Net Income - as adjusted, as non-GAAP so that the intent of these disclosures is clear. Similarly, consider clearly labeling "adjusted EPS" as non-GAAP. Lastly, please revise to include the disclosures concerning how the non-GAAP measures are useful to investors and how management uses such measures in accordance with Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology